Exhibit 99.2

PE FACILITY SOLUTIONS, LLC

San Diego, California

FINANCIAL STATEMENTS

Including Independent Auditors’ Report

As of December 31, 2017

and for the Period

February 3, 2017 (Inception) through December 31, 2017

PE FACILITY SOLUTIONS, LLC

Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

Independent Auditors’ Report

To the Board of Directors of

PE Facility Solutions, LLC

We have audited the accompanying financial statements of PE Facility Solutions, LLC (the “Company”), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in members’ deficit, and cash flows for the period February 3, 2017 (inception) through December 31, 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes, the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entities’ preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entities’ internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PE Facility Solutions, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period February 3, 2017 (inception) through December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Tysons, Virginia April 13, 2018

PE FACILITY SOLUTIONS, LLC

Balance Sheet

As of December 31, 2017

Assets
Current Assets
Cash and cash equivalents	$1,749,846
Trade accounts receivable, net	7,635,554
Inventory	12,433
Prepaid expenses and other current assets	588,118
Total current assets	9,985,951
Property and Equipment, net	368,696
Other Assets
Tradename, net	1,715,083
Goodwill, net	10,107,481
Deferred financing costs - line of credit, net	18,007
Total other assets	11,840,571
Total Assets	$22,195,218
Liabilities and Members' Deficit
Current Liabilities
Accounts payable	$4,364,251
Sales tax payable	231,121
Accrued payroll and related expenses	1,312,123
Accrued expenses and other current liabilities	1,638,683
Notes payable, current portion, net	502,573
Total current liabilities	8,048,751
Other Liabilities
Notes payable, less current portion, net	19,613,928
Other long-term liabilities	225,000
Total other liabilities	19,838,928
Total Liabilities	27,887,679
Members' Deficit
Members' capital	10
Accumulated deficit	(5,692,471)
Total Members' Deficit	(5,692,461)
Total Liabilities and Members' Deficit	$22,195,218

The accompanying notes are an integral part of these financial statements.

PE FACILITY SOLUTIONS, LLC

Statement of Operations

For the Period February 3, 2017 (Inception) through December 31, 2017

Revenues	$49,887,582
Costs and Expenses
Cost of revenues	41,511,751
Selling, general, and administrative expenses	7,696,955
Professionals and legal expenses	536,692
Depreciation and amortization	1,291,119
Acquisition related costs	2,057,447
Loss on disposal	7,441
Total costs and expenses	53,101,405
Loss from Operations	(3,213,823)
Other Expense
Interest expense	2,478,648
Net Loss	$(5,692,471)

The accompanying notes are an integral part of these financial statements.

PE FACILITY SOLUTIONS, LLC

Statement of Changes in Members’ Deficit

For the Period February 3, 2017 (Inception) through December 31, 2017

	Member Units	Members' Capital	Accumulated Deficit	Total
Balance, February 3, 2017 (Inception)	83	$10	$—	$10
Issuance of Common Units to Employees	7.75	—	—	—
Net Loss		—	(5,692,471)	(5,692,471)
Balance at December 31, 2017	90.75	$10	$(5,692,471)	$(5,692,461)

The accompanying notes are an integral part of these financial statements.

PE FACILITY SOLUTIONS, LLC

Statement of Cash Flows

For the Period February 3, 2017 (Inception) through December 31, 2017

Cash Flows from Operating Activities
Net loss	$(5,692,471)
Adjustments to reconcile net loss to:
Depreciation	216,340
Amortization of intangible assets	1,074,799
Amortization of deferred financing costs	102,498
Acquisition related costs	1,575,000
Payment-in-Kind (PIK) interest on Term Loan B	1,110,929
Changes in assets and liabilities:
Trade accounts receivable, net	2,414,176
Inventory	(857)
Prepaid expenses and other current assets	100,946
Accounts payable	87,744
Sales tax payable	74,288
Accrued payroll and related expenses	845,601
Accrued expenses and other current liabilities	(164,907)
Other long-term liabilities	225,000
Net cash provided by operating activities	1,969,086
Cash Flows from Investing Activities
Acquisition of Pristine Environments Inc., net of cash acquired	(17,452,601)
Purchase of fixed assets	(49,169)
Net cash used in investing activities	(17,501,770)

Cash Flows from Investing Activities
Acquisition of Pristine Environments Inc., net of cash acquired	(17,452,601)
Purchase of fixed assets	(49,169)
Net cash used in investing activities	(17,501,770)
Cash Flows from Financing Activities
Borrowings on Term Loan A	10,000,000
Payments on Term Loan A	(100,000)
Borrowings on Term Loan B	7,499,709
Payments under other notes payable	(96,227)
Net cash provided by financing activities	17,303,482
Net Increase in Cash and Cash Equivalents	1,770,798
Cash and Cash Equivalents, beginning of period	—
Cash and Cash Equivalents, end of year	$1,749,846
Supplemental Disclosures of Cash Flow Information
Interest paid	$2,145,000
Supplemental Disclosures of Non-Cash Financing Activity
Deferred financing fees financed on Term Loan B	$614,990

The accompanying notes are an integral part of these financial statements.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

NOTE 1 - ORGANIZATION AND RISK FACTORS

Organization and Nature of Operations - PE Facility Solutions, LLC (“the Company”) is a perpetual term Limited Liability Company formed in Delaware on February 3, 2017 by Great Elm Capital Corp (“Great Elm”). The Company provides customized facility maintenance services and solutions to a diverse set of organizations, including government, data centers, aerospace, secure facilities, biotech and pharmaceuticals, healthcare, higher education, and commercial real estate throughout North America.

On February 28, 2017, the Company entered into an Asset Purchase Agreement to acquire certain operating assets of Pristine Environments, Inc. (“Pristine”) for cash of approximately $18,093,000 (the “Acquisition”). Pristine provided facility maintenance services to various organizations. The Company funded the Acquisition using proceeds from its 2018 Credit Facility underwritten by Great Elm, as discussed in Note 5. The Company accounted for the Acquisition as a purchase business combination using the acquisition method of accounting. The results of operations related to the acquired net assets are reflected in the accompanying statement of operations beginning March 1, 2017.

The Company and its results of operations are subject to certain risks and uncertainties, many of which are beyond the control of the Company. Those risks and uncertainties include general economic conditions, pricing, dependence on key personnel, and competition from alternative facility services companies, among other factors. Negative trends in some or all of these factors could adversely affect the Company’s results of operations, profitability, and financial position.

Liquidity - The Company generated a net loss in 2017 and the Company has also not met certain lending covenants under the 2018 Credit Facility described in Note 5, although such non-compliance has been waived by the lender.

The Company has prepared cash flow projections for 2018 and beyond, that when combined with working capital as of December 31, 2017 of approximately $2,000,000, indicate sufficient liquidity to meet working capital needs and debt service obligations through at least March 2019. The Company also has borrowing capacity under the revolving portion of the 2018 Credit Facility up to $3,000,000, although its ability to borrow is dependent upon the level of qualified receivables and continued compliance with lending covenants. The Company’s cash flow projections are dependent upon assumptions about revenues and costs that require significant judgment. Actual results may vary from these projections. If actual results vary unfavorably from the Company’s projections, the Company may be required to curtail operations in order to conserve sufficient liquidity to meet its working capital and debt service obligations, and to remain in compliance with its lending covenants. There can be no assurance that the Company will be able to curtail operations sufficient to meet those objectives, however the lender has provided representations of its intent to waive any potential non-compliance through at least March 31, 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Elements of the Company’s financial statements subject to significant estimates include the estimated fair value of assets and liabilities upon acquisition, impairment of long-lived intangible assets, the allowance for doubtful accounts, and useful lives of depreciable and amortizable assets, among others. Such estimates and assumptions involve complexity and actual results could vary significantly, which could impact the amounts reported and disclosures herein.

Cash and Cash Equivalents - The Company considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash balances primarily in area banks. Interest and noninterest bearing accounts are aggregated and insured up to $250,000 per bank by the Federal Deposit Insurance Corporation. The Company has cash balances, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes the accounts are not exposed to any significant credit risk.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accounts Receivable - Accounts receivable are presented net of an allowance for doubtful accounts. The Company controls credit risk through credit approvals, credit limits, and customer balance monitoring. On a regular basis, the Company evaluates its accounts receivable based on customer and industry credit conditions and historical write-offs and collections, and adjusts its allowance for doubtful accounts accordingly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has recorded an allowance for uncollectible accounts of approximately $73,750 as of December 31, 2017.

Inventories - Inventories are recorded at the lower of cost or market. The Company’s inventory primarily consists of cleaning supplies and materials to be used on the customers’ premises.

Property and Equipment - Property and equipment are stated at either fair value upon acquisition or at cost. Maintenance and repairs are charged to operations as incurred; improvements and major repairs that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Amounts included in property and equipment are depreciated using the straight-line method over estimated useful lives ranging from three years to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term.

As of December 31, 2017, property and equipment consists of the following:

Cleaning equipment	$477,150
Furniture and fixtures	32,814
Leasehold improvements	36,168
Vehicles	36,018
582,150
Less: accumulated depreciation	(213,454)
Property and Equipment, net	$368,696

Depreciation expense for the period February 3, 2017 (inception) through December 31, 2017 was approximately $216,340.

Impairment of Long-Lived Assets - For the purpose of evaluating potential impairment, the Company classifies its long-lived assets in two categories: (1) tangible and intangible long-lived assets with definite lives subject to depreciation and amortization and (2) goodwill.

Tangible and Intangible Assets Subject to Depreciation and Amortization - This category includes the carrying value of property and equipment and the carrying value of amounts assigned to trade names. The Company evaluates such assets for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. The carrying value of such assets is deemed recoverable if the sum of the future undiscounted cash flows associated with such assets (individually or in related groups) exceeds the carrying value. If the sum of  the future undiscounted cash flows is less than the carrying value, impairment is deemed present. Impairment, if any, is then measured based on fair value. The Company has concluded that no impairment indicators were present as of December 31, 2017.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Goodwill - The Company has elected to account for goodwill and goodwill impairment in accordance with the provisions of Accounting Standards Update (“ASU”) No. 2014-02, Intangibles - Goodwill and Other (Topic 350). Under ASU No. 2014-02, a private company is permitted to amortize goodwill over a useful life that may not exceed ten years. Further, ASU No. 2014-02 permits a private company to evaluate goodwill for impairment at the entity or a reporting unit level. Lastly, ASU No. 2014-02 requires that a private company considers potential impairment of goodwill when one or more possible triggering events or indicators of impairment are present for the entity or the reporting unit. Impairment, if any, is then measured as the difference between the estimated fair value and the then carrying value of the entity or the reporting unit. The Company has concluded that there are no indicators of potential goodwill impairment as of December 31, 2017.

Deferred Financing Costs - Deferred financing costs represent fees and other related costs incurred in obtaining debt financing. Deferred financing costs associated with term loans are presented as a direct reduction to the debt instrument to which they relate and are amortized using the effective interest method over the term of the instrument. Deferred financing costs associated with revolving credit facilities are presented as an other asset and amortized straight-line over the term of the instrument.

Revenue Recognition - The Company earns revenue under long-term service contracts to provide facility maintenance services. The Company’s service commitments may be fixed for the term of the contract or variable based upon the level of time incurred and materials used. Contracts generally have a term of one to three years and are automatically renewable. Billing for fees for services under both fixed fee and time and materials arrangement normally occurs on a monthly basis as services are rendered.

The Company recognizes revenue under long-term service contracts when persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured. The Company measures the delivery of service using the proportional performance method. For fixed priced contracts with a defined and fixed monthly level of effort, revenue is recognized ratably over the term of the contract. Revenue from time and materials contracts is recognized based upon actual hours incurred multiplied by contractual billing rates and the cost of materials used in providing services. Fees billed in advance of service delivery are deferred  until services are rendered.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the accompanying statement of operations.

Income Taxes - The Company has elected to be taxed as a subchapter C corporation. As a result, the Company accounts for income taxes using the asset and liability method, whereby deferred tax assets and liabilities are recognized using statutory tax rates for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The Company regularly evaluates the likelihood that the deferred tax assets are recoverable by assessing whether the Company expects to have sufficient future taxable income to utilize these future deductions and credits. To the extent the Company believes the recoverability is less than likely, a valuation allowance against the deferred tax assets will be established.

The Company evaluates uncertain tax positions based on a determination of whether and how much of a tax benefit taken by the Company in its tax filing positions is more likely than not to be realized. Potential interest and penalties associated with uncertain tax positions are recorded as a component of income tax expense. Management has concluded that no uncertain tax positions are currently present. The Company’s returns for all periods since inception are subject to review by taxing authorities.

Fair Value Measurements - The Company is required to develop fair value estimates when measuring and recording the assets acquired in the Acquisition and, when necessary, potential impairment of long-lived assets.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board (“FASB”) has established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and also establishes the following three levels of inputs that may be used to measure fair value:

•	Level 1 - Quoted prices for identical instruments in active markets.
•

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3 - Significant inputs to the valuation model are unobservable.

The Company utilizes the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Some assets and liabilities are required to be recorded at fair value on a recurring basis, while other assets and liabilities are recorded at fair value on a non-recurring basis.

Significant Customers and Concentrations - For the period February 3, 2017 (inception) through December 31, 2017, revenues from two customers represented 23 percent and 11 percent of total revenues, respectively. As of December 31, 2017, amounts owed from two different customers represented 19 percent and 16 percent of total accounts receivable, respectively.

Equity-Based Compensation - The Company is required to recognize compensation expense in the accompanying statement of operations using the fair value method for all employee stock-based awards. Fair value is determined using option pricing models for unit option awards. For restricted unit awards, fair value is determine based upon the fair value of an unrestricted unit. Measurement of the fair value of an award normally occurs on the grant date for employee based awards. Because there is no ready market for the equity of the Company, the estimates of fair value of the common units or common unit options require significant judgment. The Company’s stock-based  compensation is more fully discussed in Note 7.

Recent Accounting Pronouncements - In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation  guidance  on  principal  versus  agent  considerations  in  Topic 606; ASU No. 2016-10, Identifying Performance Obligations and Licensing, which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, Narrow-Scope Improvements and Practical Expedients and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, which both affect narrow aspects of Topic 606. Topic 606 (as amended) is  effective  for  fiscal  years  beginning  after  December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect of Topic 606 (as amended) will have on its consolidated results of operations, financial position, and cash flows.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

During February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently assessing the effect that ASU No. 2016-02 will have on its consolidated results of operations, financial position, and cash flows.

NOTE 3 - ACQUISITION

On February 28, 2017, the Company acquired substantially all of the net assets of Pristine for a cash purchase price of approximately $18,093,000. The Company funded the Acquisition with the proceeds from the 2018 Credit Facility as described in Note 5.

The Company has accounted for the Acquisition as a business combination using the acquisition method of accounting as management determined that the net assets acquired constitute a business as that term is defined under U.S. GAAP. Among other things, the acquisition method requires the Company to record the identifiable tangible and intangible assets and liabilities acquired at their fair value on the date of the Acquisition, with the excess of the purchase price over the fair value of the net assets acquired recorded as goodwill. In allocating fair value to identified assets and liabilities, the Company has elected to adopt the provisions of ASU No. 2014-18, Accounting for Intangibles in a Business Combination. ASU No. 2014-18 permits the Company to subsume the fair value that would otherwise be ascribed to customer-related intangible assets and non-compete agreements into goodwill.

The following table summarizes the fair value of the net assets acquired on the date of the Acquisition:

Working capital	$4,838,309
Property and equipment	553,998
Tradename	1,871,000
Notes payable	(197,120)
Goodwill	11,026,343
$18,092,530

The goodwill recognized in the Acquisition is attributable primarily to the value of customer-related intangible assets that are subsumed into goodwill when applying the provisions of ASU No. 2014-18. The goodwill is expected to be deductible for income tax reporting purposes.

The Company estimated the fair value of current assets and liabilities approximated by their book value due to the short-term nature of the assets and liabilities. The estimated fair value of property and equipment was based on an estimate of the cost to replace such assets. The fair value of the trade name was estimated using an income approach using inputs and assumptions the Company believes a market participant would use in a hypothetical transaction for similar assets. Management considers the inputs to this calculation to be Level 3 inputs. Significant judgment is required to arrive at these estimates of fair value and changes in the assumptions used could lead to materially different results.

The Company has assigned a useful life of ten years to the trade name and goodwill based upon their estimated useful lives. The weighted average useful life of all intangibles subject to amortization upon closing of the Acquisition is ten years.

NOTE 4 - INTANGIBLE ASSETS

The following table represents the activity related to intangible assets for the period February 3, 2017 (inception) through December 31, 2017:

	Trade Name	Goodwill
Balance, February 3, 2017 (Inception)	$—	$—
Acquired in acquisition of Pristine Environments, Inc.	1,871,000	11,026,343
Amortization	(155,917)	(918,862)
Balance, December 31, 2017	$1,715,083	$10,107,481

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

The following table represents future amortization of intangible assets, including goodwill, as of December 31, 2017:

Year ending December 31, 2018	$1,289,734
2019	1,289,734
2020	1,289,734
2021	1,289,734
2022	1,289,734
Thereafter	5,373,893
Total amortization of intangible assets	$11,822,563

NOTE 5 - DEBT

2018 Credit Facility

In February 2017, the Company entered into a loan and security agreement (the “2018 Credit Facility”) with Great Elm that provides for term loan borrowings and a revolving line of credit. The 2018 Credit Facility, in effect as of December 31, 2017,  provides for loan commitments of $10,000,000 and $7,499,709  under Term Loan A and     Term Loan B, respectively. The Company could also borrow up to $3,000,000 under the Line of Credit subject to a borrowing base of 85 percent of eligible accounts receivable. In order to fund the Acquisition, the Company borrowed against both Term Loan A and Term Loan B. The Company also borrowed $1,000,000 against the Line of Credit but such amounts were repaid in 2017. As of December 31, 2017, $9,900,000, $9,105,000, and $0 was outstanding under Term Loan A, Term Loan B, and the Line of Credit, respectively. On March 29, 2018, the Company and Great Elm amended the 2018 Credit Facility to increase the Line of Credit to $6,000,000 and reduce the Term B Loan commitment to $6,000,000 (the “Refi”).

Amounts borrowed on Term Loan A require periodic payments of principal equal to 1 percent of the then outstanding balance at the end of each calendar year,  with the remaining principal and any unpaid interest due in full on  February 27, 2022 (“Maturity”). Amounts borrowed on Term Loan B and amounts borrowed under the Line of Credit, including any accrued and unpaid interest, are due in full on February 27, 2022.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

NOTE 5 - DEBT - CONTINUED

Amounts due under the 2018 Credit Facility bear interest based upon one-month London Interbank Offered Rate (“LIBOR”) plus an interest margin of 11 percent, 14 percent, and 10 percent (9 percent after giving effect to the Refi) (or 12.38 percent, 15.38 percent, and 11.38 percent as of December 31, 2017) for Term Loan A, Term Loan B, and the Line of Credit, respectively. Interest on amounts borrowed on Term Loan A and the Line of Credit are due monthly. Interest on amounts borrowed under Term Loan B accrue monthly on a compounded basis but are not due until Maturity. For the period February 3, 2017 (inception) through December 31, 2017, the Company recorded interest expense of $2,207,098 under the 2018 Credit Facility. As of December 31, 2017, $106,502 of interest due on Term Loan A is accrued and included in accrued expenses and other current liabilities in the accompanying balance sheet. As of December 31, 2017, $1,110,929 of accrued but unpaid interest related to Term Loan B has been included in the carrying amount of Term Loan B in the accompanying balance sheet.

The Company incurred $614,990 in fees related to the closing of the 2018 Credit Facility. The Company funded  those fees by drawing on additional borrowing capacity provided by Great Elm under Term Loan B. The carrying value of these deferred financing fees of $494,490 as of December 31, 2017 related  to Term Loan  A and Term  Loan B is included as a direct reduction of the carrying value of the Term Loan A and Term Loan B in the accompanying balance sheet. Deferred fees associated with the Line of Credit of $18,007 as of December 31, 2017, are included in other long-term assets in the accompanying balance sheet. For the period February 3, 2017 (inception) through December 31, 2017, the Company recorded approximately $102,500 of amortization related to deferred financing fees, which are included in interest expense on the accompanying statement of operations.

Amounts outstanding under Term Loan A and Term Loan B may be prepaid at the option of the Company or may be put by the bank in the event of certain occurrences. In the event of prepayment, the Company will be required to repay all amounts outstanding plus any accrued but unpaid interest, plus a premium of up to 5 percent, of which the amount decreases over time. In connection with the Refi, Great Elm agreed to waive the prepayment premium in certain circumstances.

Amounts borrowed under the 2018 Credit Facility are secured by substantially all of the assets of the Company. The Company is also subject to certain covenants under the 2018 Credit Facility, including limits on the annual amount of capital expenditures, borrowing activity other than under the 2018 Credit Facility, and restrictions on certain other business activity. The Company must also maintain a certain fixed charges coverage ratio, and retain cash on hand of not less than $175,000 at any given time. As of December 31, 2017, the Company was in violation of certain covenants under the 2018 Credit Facility.

Other Notes Payable

Upon closing of the Acquisition, the Company entered into an employment agreement with an executive. Among other provisions, the Company agreed to pay the executive $1,575,000 through the issuance of a note payable (the “Executive Note”). The Executive Note requires annual principal payments of $393,750 on February 28 with all unpaid amounts due and payable on February 28, 2020. The Executive Note bears interest at a rate of LIBOR plus a margin of 10 percent (11.38 percent as of December 31, 2017). Interest is due monthly. The Executive Note may be prepaid by the Company at any time without premium, and includes certain provisions restricting certain activities of the Company. As of December 31, 2017, $1,575,000 was outstanding under the Executive Note. For the period February 3, 2017 (inception) through December 31, 2017, the Company incurred $163,500 in interest expense related to the Executive Note.

The Company is party to several notes related to the acquisition of equipment and vehicles used in operations.  These notes vary in amount and duration. Interest accrues on these notes based on rates that range from 1 percent to 2 percent. As of December 31, 2017, $30,950 was outstanding under these various notes.  For the period  February 3, 2017 (inception) through December 31, 2017, the Company incurred interest expense of $5,690.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

NOTE 5 - DEBT – CONTINUED

Notes payable consisted of the following as of December 31, 2017:

Term Loan A	$9,900,000
Term Loan B	9,105,042
Executive Note	1,575,000
Equipment and Vehicle Notes Payable	30,945
20,610,987
Less: deferred financing fees	(494,486)
Less: current maturities	(502,573)
Long-Term Portion	$19,613,928

Annual maturities of notes payable at December 31, 2017 are as follows:

Year ending December 31, 2018	$502,573
2019	503,141
2020	897,496
2021	2,736
2022	18,705,042
$20,610,988

NOTE 6 - MEMBERS’ CAPITAL

Under the Company’s Limited Liability Agreement dated February 3, 2017 (the “LLC Agreement”), the Company may issue two classes of units, common and preferred. Upon formation, the Company issued 83 common units to a  single member for $10. No preferred units have been issued through December 31, 2017. As discussed in Note 7, the Company issued restricted common units to certain employees for the period February 3, 2017 (inception) through December 31, 2017.

NOTE 7 - EQUITY-BASED AWARDS

The Company has granted 17 restricted common units, (the “Units”) at no cost to certain executives of the Company. The Units are subject to vesting over periods ranging from one to four years of continuous service, or in the case of five of the Units, based upon the achievement of certain performance milestones. In the event of a change in control (as defined in the grant agreements) all unvested Units will automatically vest.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

NOTE 7 - EQUITY-BASED AWARDS - CONTINUED

A rollforward of the unvested Units for the period February 3, 2017 (inception) through December 31, 2017 is as follows:

	Number of Restricted Units	Weight- Average Fair Value Per Unit
Unvested at February 3, 2017 (inception)	—	$—
Granted	17	—
Vested	(7.75)	—
Unvested at December 31, 2017	9.25	$—

The Company estimates the fair value of the Units based upon the estimated fair value of a common unit of the Company. The Company records compensation related to the Units based upon the difference in the fair value of common unit and the price paid, if any, straight-line over the service period, which is generally the vesting period.

The Company has estimated that the fair value of the Units subject to both service and performance based vesting is nominal on the grant date and through December 31, 2017, and thus has not recorded any compensation expense related to the Units.

NOTE 8 - INCOME TAXES

The Company generated a taxable loss for the period February 3, 2017 (inception) through December 31, 2017. As  a result, the Company has not recorded any income tax payable or current provision. The Company is subject to certain activity-based minimum taxes in certain states. Any such, taxes are recorded in the period to which they  relate and included in selling, general, and administrative expenses in the accompanying statement of operations.

Following are the components of deferred tax assets and liabilities as of December 31, 2017:

Deferred Tax Assets (Liabilities)
Federal net operating loss carryforwards	$751,059
State net operating loss carryforward	246,891
Accounts receivable	20,126
Accrued expenses	463,477
Intangible assets	83,585
Property and equipment	3,168
Prepaid expenses	(94,404)
1,473,902
Less: valuation allowance	(1,473,902)
Total Deferred Tax Assets (Liabilities), net	$—

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

NOTE 8 - INCOME TAXES - CONTINUED

The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realizability of deferred tax assets depends on the ability to generate sufficient taxable income of the requisite character and in the appropriate taxing jurisdictions. The Company has provided a full valuation allowance against its net deferred tax asset as of December 31, 2017 as it is not currently more likely than not that such assets can be realized.

The Company’s income taxes computed at federal statutory rates differs from the effective rate primarily as a result of the valuation allowance recorded against the net deferred tax asset as of December 31, 2017, and other permanent tax differences.

As of December 31, 2017, the Company had approximately $3,900,000 in federal and state net operating loss carryforwards (“NOLs”) that will expire in 2037. The ability to fully utilize those NOLs may be limited in the event of certain future transactions including changes in control.

NOTE 9 - OPERATING LEASES

The Company leases certain property and equipment under non-cancelable operating leases, which expire at various dates through 2021. Total rent expense for the period February 3, 2017 (inception) through December 31, 2017 was approximately $339,064, which includes expenses related to short-term rentals as well as non-cancelable operating leases. Certain leases include fixed minimum increases in base rent. The Company records rent expense in these circumstances on a straight-line basis. The difference in straight-line rent expense and cash payments is recorded as deferred rent. Deferred rent of approximately $13,000 is included in accrued expenses and other current liabilities in the accompanying balance sheet as of December 31, 2017.

Future minimum lease payments under operating leases as of December 31, 2017 were as follows:

Year ending December 31, 2018	$135,960
2019	97,312
2020	80,674
2021	4,871
Total Minimum Lease Payments	$318,817

NOTE 10 - 401(K) PLAN

The Company sponsors a safe harbor defined contribution covering substantially all employees meeting minimum eligibility requirements. Employees are permitted to make elective deferrals subject to certain limitations. The Company is permitted to make annual contributions at its discretion. For the period February 3, 2017 (inception) through December 31, 2017, the Company made contributions to the plan of approximately $209,500.

NOTE 11 - CONTINGENCIES

Insurance

Through December 31 2017, the Company’s workers compensation insurance incorporated a form of loss sharing with the carrier in addition to premiums paid to cap the Company’s maximum liabilities. The Company provides a reserve for its portion of any claims under this policy. As of December 31, 2017, the reserve related to this workers compensation policy was $1,258,580 and is included in accrued expenses in the accompanying balance sheet. Actual claim results could vary from these estimates.

PE FACILITY SOLUTIONS, LLC

Notes to the Financial Statements

As of December 31, 2017 and for the Period February 3, 2017 (Inception) through December 31, 2017

NOTE 11 - CONTINGENCIES - CONTINUED

Claims

The Company is involved in litigation matters in the ordinary course of business. Although the outcome of such matters is always subject to uncertainties, management believes that the final outcome of these matters will not, individually or in the aggregate, have a material adverse effect upon the Company’s financial position, results of operations, or cash flows.

Severance Agreements

The Company has entered into employment agreements with certain executives of the Company. In the event of termination under certain conditions, the executives are entitled to cash severance payments, among other benefits. The maximum amount of severance that could be due under these agreements as of December 31, 2017 is

$752,500.

NOTE 12 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the report date of these financial statements, the date the accompanying financial statements were available to be issued.